OMB Approval

                                                            OMB 3235-0145



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                          Buckeye Cellulose Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   11815H104
                                 (CUSIP Number)

    Gilchrist B. Berg, 225 Water Street, Suite 1987, Jacksonville, FL 32202 904/355-5959

       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications)

                              August 13, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 11815H104                             Page 2 of 12 Pages


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Gilchrist B. Berg

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION



                     5  SOLE VOTING POWER
      NUMBER OF
                             953,278
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             --
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                             953,278
      REPORTING

        PERSON
                     8  SHARED DISPOSITIVE POWER
         WITH
                             --

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              953,278

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]

              N/A


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.1%


    12   TYPE OF REPORTING PERSON*

              IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

    CUSIP No. 11815H104                             Page 3 of 12 Pages


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Robin P. Bradbury

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   CITIZENSHIP OR PLACE OF ORGANIZATION



                     5  SOLE VOTING POWER
      NUMBER OF
                             19,500
        SHARES
                     6  SHARED VOTING POWER
     BENEFICIALLY
                             --
       OWNED BY

                     7  SOLE DISPOSITIVE POWER
         EACH

                             19,500
      REPORTING

        PERSON
                     8  SHARED DISPOSITIVE POWER
         WITH
                             --

    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,500

    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]

              N/A


    11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              .1%


    12   TYPE OF REPORTING PERSON*

              IN




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

   Item 1.   Security and Issuer.

        This Schedule 13D relates to the acquisition by the reporting persons of beneficial ownership of a total of 972,778 shares of common stock (the "Shares") of Buckeye Cellulose Corporation (the "Company"). The principal executive offices of the Company are located at 1001 Tillman Street, Memphis, Tennessee 38112.

   Item 2.   Identity and Background.

        1. This Schedule 13D is being filed jointly by Messrs. Gilchrist B. Berg and Robin P. Bradbury.

        2. The business address for Messrs. Berg and Bradbury is 1987 Enterprise Center, Jacksonville, FL 32202.

        3. Mr. Berg's present principal occupation is President of Water Street Capital, Inc., which is engaged in the investment management business, and Managing General Partner of limited partnerships engaged in the business of investing in securities. The investment accounts and partnerships managed by Mr. Berg (totalling fewer than 15) are referred to collectively as the "Partnerships." Mr. Bradbury's principal occupation is Vice President of Water Street Capital, Inc. and he also serves as a General Partner of the Partnerships. The business address of Water Street Capital, Inc. and the Partnerships is 1987 Enterprise Center, Jacksonville, FL 32202.

        4. During the last five years, neither Mr. Berg nor Mr. Bradbury has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        5. During the last five years, neither Mr. Berg nor Mr. Bradbury has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        6.   Mr. Berg and Mr. Bradbury are citizens of the United States.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Funds in the aggregate amount of $26,347,512 were used to purchase 953,278 shares (the "Berg Shares"). The Berg Shares were purchased by Mr. Berg and members of his family through various accounts over which Mr. Berg may be deemed to have sole or shared voting and investment power, and by the Partnerships of which Mr. Berg is Managing General Partner (collectively, the "Berg Accounts"). The sources of funds used to purchase the Berg Shares were personal funds of Mr. Berg, members of his family and the investment partnerships of which he is Managing General Partner.

             Funds in the aggregate amount of $525,093 were used to purchase 19,500 shares (the "Bradbury Shares"). The Bradbury Shares were purchased by Mr. Bradbury and members of his family through various accounts over which Mr. Bradbury may be deemed to have sole or shared voting and investment power (the "Bradbury Accounts" and together with the Berg Accounts, the "Accounts").

   Item 4.   Purpose of Transaction.

        The Shares have been acquired for and are being held for investment purposes. Messrs. Berg and Bradbury may cause the Accounts to acquire additional shares from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Shares, other available investment opportunities, and general economic and market conditions. Depending on such factors, Messrs. Berg and Bradbury may determine at some time to cause the Accounts to dispose of all or a portion of the Shares.

        Neither Mr. Berg nor Mr. Bradbury has any present plans or proposals which relate to or would result in:

        (1) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except as set forth above;

        (2) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

        (3) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (4) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (5) Any material change in the present capitalization or dividend policy of the Company;

        (6) Any other material change in the Company's business or corporate structure;

        (7) Any changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (8) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (9) Causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (10) Any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

        (a) and (b) Pursuant to Rule 13d-3, Mr. Berg is deemed to be the beneficial owner of all 953,278 Berg Shares which represent 5.1 percent of the 18,723,798 shares of common stock believed to be outstanding. Mr. Berg has sole investment management authority for the investments of the Berg Accounts and, accordingly, has sole voting and dispositive power over the Berg Shares.

        Pursuant to Rule 13d-3, Mr. Bradbury is deemed to be the beneficial owner of all 19,500 Bradbury Shares which represent .1 percent of the 18,723,798 shares believed to be outstanding. Mr. Bradbury has sole investment management authority for the investments of the Bradbury Accounts and, accordingly, has sole voting and dispositive power over the Bradbury Shares.

        In addition, pursuant to Rule 13d-5(b), Mr. Berg and Mr. Bradbury may be deemed to have formed a group for the purpose of acquiring, holding and disposing of securities of the Company inasmuch as they anticipate that investments in or dispositions of Shares may be made for the Accounts together. Therefore, Mr. Berg may be deemed to be the beneficial owner of the Bradbury Shares and Mr. Bradbury may be deemed the beneficial owner of the Berg Shares. However, Mr. Berg disclaims beneficial ownership over the Bradbury Shares and Mr. Bradbury disclaims beneficial ownership over the Berg Shares.

        (c) Schedule A attached hereto lists all transactions in the Company's common stock effected by Messrs. Berg and Bradbury since November 6, 1996, all of which were made through brokers in the open market.

        (d) Any dividends on the Shares and the proceeds from the sale thereof will be paid to the Accounts, based on the relative number of shares owned by each. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

        (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Berg, Mr. Bradbury, and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.   Material to be Filed as Exhibits.

        Statement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Gilchrist B. Berg
                                      Gilchrist B. Berg

   DATE:  August 22, 1997

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      /s/ Robin P. Bradbury
                                      Robin P. Bradbury

   DATE:  August 22, 1997

                                             Exhibit to Schedule 13D Relating
                                             to Buckeye Cellulose Corporation


                        AGREEMENT REGARDING JOINT FILING

        Pursuant to Regulation 13d-1(f)(1)(iii), the undersigned hereby agree that the foregoing Schedule 13D is filed on behalf of each of them.



                                      /s/ Gilchrist B. Berg
                                      Gilchrist B. Berg



                                      /s/ Robin P. Bradbury
                                      Robin P. Bradbury

                                   SCHEDULE A
                                       TO
                                  SCHEDULE 13D
                                   RELATING TO
                          BUCKEYE CELLULOSE CORPORATION

   Purchases by Partnerships


                   Nature of              Price Per            No. of
     Date         Transaction               Share              Shares

   11/06/96        Purchase               $26.2008             165,000
   11/07/96        Purchase               $26.2393              35,000
   11/19/96        Purchase               $26.0000              10,000
   11/19/96        Purchase               $26.0000             165,100
   11/20/96        Purchase               $26.3750               3,800
   11/20/96        Purchase               $26.4250              20,000
   11/21/96        Purchase               $26.3750               2,500
   11/22/96        Purchase               $26.4804              11,500
   11/25/96        Purchase               $26.5000               1,000
   11/25/96        Purchase               $27.1696               7,000
   11/25/96        Purchase               $27.0000              10,000
   11/26/96        Purchase               $27.5000              50,000
   11/27/96        Purchase               $26.9500               2,500
   11/29/96        Purchase               $26.8788              10,000
   12/2/96         Purchase               $26.8750               1,000
   12/03/96        Purchase               $27.3167               3,000
   12/04/96        Purchase               $27.2500              25,000
   12/04/96        Purchase               $27.1250               1,000
   12/05/96        Purchase               $27.5000              31,000
   12/06/96        Purchase               $27.3750               2,000
   12/06/96        Purchase               $27.0000               3,100
   12/06/96        Purchase               $27.2500              25,000
   12/09/96        Purchase               $26.7500               2,500
   12/10/96        Purchase               $27.0000               1,000
   12/11/96        Purchase               $27.0000               1,600
   12/11/96        Purchase               $26.8790              25,000
   12/16/96        Purchase               $26.5000               2,500
   12/17/96        Purchase               $26.3227              25,100
   12/31/96        Purchase               $26.6250               7,000
   12/31/96        Purchase               $26.5893               7,000
   01/02/97        Purchase               $26.0000               3,000
   01/03/97        Purchase               $25.7500              87,500
   01/03/97        Purchase               $26.0000               5,000
   01/13/97        Sale                   $27.5000              (1,722)
   01/14/97        Sale                   $27.5000              (9,200)
   01/14/97        Sale                   $27.5000              (7,500)
   01/15/97        Purchase               $26.7500              15,000
   01/15/97        Purchase               $26.7500               2,500
   01/16/97        Purchase               $26.5977               3,200
   01/17/97        Purchase               $26.5000               2,000
   01/20/97        Purchase               $26.7500               2,300
   01/24/97        Purchase               $27.5000               6,000
   01/24/97        Purchase               $27.6681              14,500
   01/27/97        Purchase               $27.5000               6,100
   01/27/97        Purchase               $27.8879              14,500
   01/28/97        Purchase               $28.1408               7,900
   02/05/97        Purchase               $28.2500               1,000
   02/28/97        Purchase               $30.1250               4,100
   03/03/97        Purchase               $30.1250               1,200
   02/28/97        Purchase               $30.0000                 200
   03/04/97        Purchase               $30.2500               2,000
   03/05/97        Purchase               $30.2500               1,200
   03/06/97        Purchase               $30.2500               1,200
   03/31/97        Purchase               $29.7500               2,100
   04/01/97        Purchase               $29.9837               2,300
   05/01/97        Purchase               $30.0000              15,000
   06/26/97        Purchase               $33.3934               6,800
   06/27/97        Purchase               $33.3368               3,600
   06/30/97        Purchase               $33.8800              14,100
   06/30/97        Sale                   $33.8800             (14,100)
   07/01/97        Purchase               $33.2250               5,000
   07/21/97        Purchase               $35.0603               5,700
   07/22/97        Purchase               $35.0059              10,600
   07/28/97        Purchase               $35.2500               3,200
   08/06/97        Purchase               $35.0000              15,000
   08/11/97        Purchase               $35.8813              15,000
   08/13/97        Purchase               $38.1425              40,000


   Family - Berg

   12/16/96        Purchase               $26.5900                 500
   12/16/96        Purchase               $26.5900                 300
   01/03/97        Purchase               $26.0000              10,000


   Family - Bradbury


   12/17/96        Purchase               $25.7500               1,000
   12/17/96        Purchase               $25.8700               3,000
   12/17/96        Purchase               $26.5000               1,000
   12/17/96        Purchase               $26.5000                 500
   12/17/96        Purchase               $26.5000                 500
   12/23/96        Purchase               $25.8700                 400
   12/30/96        Purchase               $26.5000               2,000
   12/30/96        Purchase               $26.5000               2,000
   12/30/96        Purchase               $26.5000               1,000
   01/02/97        Purchase               $28.2500               2,500
   01/14/97        Purchase               $27.2500               2,500
   01/16/97        Purchase               $26.7500                 100
   01/16/97        Purchase               $26.6200                 300
   01/29/97        Purchase               $27.8700               2,000
   02/03/97        Purchase               $28.1200                 500
   06/27/97        Purchase               $33.3700                 200